

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 2, 2007

via U.S. mail and facsimile

Mr. Leroy M. Ball
Chief Financial Officer
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717

   RE: **Calgon Carbon Corporation**
      Form 10-K for the Year Ended December 31, 2005
      Filed March 30, 2006
      Form 10-K/A for the Year Ended December 31, 2005
      Filed April 25, 2007
      File No. 001-10776

Dear Mr. Ball:

   We have completed our review of these filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief